Exhibit (A)(2)(A)

August 8, 2007

Dear Dade Behring stockholder:

We are pleased to inform you that on July 25, 2007, Dade Behring Holdings, Inc. (“Dade Behring”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Siemens Corporation (“Siemens”) and Belfast Merger Co. (“Purchaser”), a wholly owned subsidiary of Siemens.

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Dade Behring (including the preferred share purchase rights attached thereto) at a purchase price of $77.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated August 8, 2007, and related materials enclosed with this letter. Purchaser’s obligation to accept for payment and pay for shares validly tendered pursuant to the tender offer and not properly withdrawn is conditioned upon, among other things, a majority of the outstanding shares of Dade Behring common stock, on a partially-diluted basis (as explained in the enclosed materials), together with any shares owned by Siemens or its subsidiaries, being validly tendered and not properly withdrawn prior to the expiration of the tender offer and the receipt of clearances and approvals under antitrust laws.

Unless subsequently extended in accordance with its terms, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 5, 2007, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all shares of Dade Behring common stock validly tendered pursuant to the tender offer and not properly withdrawn.

Following the consummation of the tender offer, Purchaser will merge with and into Dade Behring on the terms and subject to the conditions set forth in the Merger Agreement, and each share of Dade Behring common stock that is issued and outstanding (other than (x) shares of Dade Behring common stock that are held in treasury by Dade Behring or owned by Siemens, Purchaser or any direct or indirect subsidiary of Dade Behring, Siemens or Purchaser or (y) shares of Dade Behring common stock that are held by stockholders who have validly exercised their appraisal rights under Delaware law) will thereupon be cancelled and converted into the right to receive cash in an amount equal to $77.00 per share.

The board of directors of Dade Behring has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of the Dade Behring stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby. Accordingly, the board of directors of Dade Behring unanimously recommends that the Dade Behring stockholders tender their shares of Dade Behring common stock to Purchaser pursuant to the tender offer and, if required by Delaware law, adopt the Merger Agreement in accordance with the applicable provisions of Delaware law.

In arriving at its recommendation, the board of directors of Dade Behring gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Dade Behring common stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Jim Reid-Anderson
Chairman of the Board, President & Chief Executive Officer